

Mail Stop 7010

October 30, 2006

By U.S. Mail and Facsimile

Ms. Stacie Schuler
Chief Financial Officer
Granite Falls Energy, LLC
15045 Highway 23 SE
Granite Falls, MN 56241-0216

> **Re:** **Granite Falls Energy, LLC**
> **Form 10-KSB for the Ten-Month Period Ended October 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended January 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended July 31, 2006**
> **File No. 000-51277**

Dear Ms. Schuler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Ten-Month Period Ended October 31, 2005

Statements of Cash Flows, page 37

1. We note you have netted together the proceeds and repayments on your $34 million construction loan. Please revise future filings to ensure that proceeds and repayments are presented as separate line items unless the original maturity of the debt was three months or less. Refer to paragraph 13 of SFAS 95. Also, please revise future filings to use consistent labels between your balance sheet and your statement of cash flows

in indicating whether your debt is short-term or long-term, such as with this construction loan.

Note 8 – Commitments and Contingencies, page 46

2. You indicate that you will pay Glacial Lakes Energy $35,000 per month plus 3% of the plant's annual operating profits under the Operating and Management Agreement. However, in your "Plan of Operations for the Next 12 Months" on page 26, you indicate that you will pay $35,000 per month plus an annual payment of 3% of the plant's net income. Please revise your future filings to clarify this inconsistency to state whether the annual payment is based upon operating profit or net income.

Exhibit 31 – Section 302 Certifications

3. We note the following errors or omissions with respect to your section 302 certifications:
    - paragraph 1 refers to a "quarterly" report on Form 10-KSB;
    - paragraph 4(c) omits the language "(the registrant's fourth fiscal quarter in the case of an annual report"; and
    - the words "small business issuer" has been replaced by your company's name in several places in the certification.

    In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended July 31, 2006

Financial Information, page 3

Condensed Consolidated Statements of Cash Flows, page 6

4. It appears that your gross property and equipment increased $5.5 million from $52.9 million at October 31, 2005 to $58.4 million at July 31, 2006. Please help us to understand why your cash used in investing activities for this period totals $10.8 million, instead of the $5.5 million increase in your fixed assets.

Note 1 – Summary of Significant Accounting Policies - Revenue Recognition, page 8

5. In your description of the business on page 5 of your October 31, 2005 Form 10-KSB, you state that you receive the net selling price (net of freight costs and commissions paid) from both Aventine and Commodity Specialist Company for their sales of your products. Please tell us whether you recognize these revenues and related costs on a gross or net basis, and provide us with an analysis of how you meet the criteria in EITF 99-19 to support your conclusion.

Note 8 – Agreement with Gopher State Ethanol, LLC, page 14

6. We note your discussion of the merger with Gopher State here and on page 22.
    Based on the disclosures on page 22, we assume that the merger was conditional upon
    your receipt of the ethanol producer payments. We also assume that because you will
    not be able to receive these payments, the merger is invalid and will not be reflected
    in your financial statements. Please confirm our understanding, or provide us with a
    detailed explanation of why our understanding is incorrect. If the merger is still
    valid, please respond to the following comments:

    •   Please tell us what merger consideration you gave to the former shareholders of
        Gopher State in exchange for relinquishing their ownership of Gopher State's
        equity, as this is unclear from your current disclosure.

    •   Please tell us how you accounted for this merger, including, if applicable, the
        allocation of the purchase price to the acquired assets and liabilities. Also tell us
        what consideration you gave to providing the disclosures required by paragraph
        58 of SFAS 141.

    •   You state that the post-merger entity is your wholly-owned subsidiary. Based on
        this disclosure, we assume that the lease of all of your operating assets to the post-
        merger entity and the expected termination of this lease have no impact on your
        consolidated financial statements. Please confirm our assumption, or tell us why
        our assumption is incorrect.

    •   We note that you will not be able to receive ethanol producer payments through
        your ownership of Gopher State. Since it appears that the purpose of acquiring
        Gopher State was to receive those anticipated ethanol producer payments, please
        tell us whether the determination that you will not be able to receive those
        payments has any impact on your financial statements, including any impairment
        to the acquired assets and liabilities of Gopher State.

Management's Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 16

7. Based on the description of your operations, it is unclear to us whether your fuel
    ethanol and distiller's grains represent separate operating segments. For purposes of
    your upcoming Form 10-KSB, please assess whether you have more than one
    operating or reportable segment, and provide all applicable disclosures in accordance
    with SFAS 131. If you conclude that you only have one operating segment, please
    briefly disclose in your Note 1, Summary of Significant Accounting Policies, how
    you reached that conclusion (e.g. you do not track discrete financial information
    below revenues for these activities).

<u>Liquidity and Capital Resources, page 26</u>

8. Please confirm and revise future filings to disclose whether you are in compliance
    with the covenants contained in your applicable debt agreements as of the latest
    balance sheet date. To the extent material, disclose and discuss your most restrictive
    debt covenants.

*   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their
    filings;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale
Welcome, Staff Accountant, at (202) 551-3865, Jennifer Thompson, Senior Staff
Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief